LOWENSTEIN SANDLER PC
1251 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10020
June 29, 2011
VIA EDGAR AND OVERNIGHT COURIER
John Dana Brown
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. — Mail Stop 3561
Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. Registration Statement on Form S-3 (the “Registration Statement”) Filed May 6, 2011 File No. 333-174001
Dear Mr. Brown:
On behalf of Cambium Learning Group, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) the below response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated June 1, 2011.
The Staff’s comment has been retyped in italics below, and is followed by responses based on information provided to us by the Company.
General
1.	Please revise the cover page to name the selling stockholder as an underwriter. Additionally, please revise page 11 to name the selling stockholder as an underwriter.
We believe that the offering by the selling stockholder should be properly regarded as a valid secondary offering, and that the selling stockholder is not, nor should it be deemed to be, an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”).

To reach this conclusion, we considered the following factors: (i) the length of time that the selling stockholder has held its shares of common stock of the Company; (ii) the circumstances surrounding the acquisition by the selling stockholder of its shares of common stock; (iii) the relationship between the selling stockholder and the Company; (iv) the selling stockholder is not in the business of underwriting securities; (v) the amount of the shares being registered; and (vi) under all circumstances it does not appear that the selling stockholder should be deemed to be acting as a conduit for the Company.
In April 2007, a consortium of private equity sponsors led by Veronis Suhler Stevenson (“VSS”) acquired Cambium Learning, Inc. (“CLI”) in a leveraged buyout through VSS-Cambium Holdings LLC (“VSS Cambium Holdings”). In connection with the merger of VSS Cambium Holdings and Voyager Learning Company in December 2009, the selling stockholder received (i) 20,491,870 shares of common stock of the Company in exchange for its shares of Cambium Learning Inc., (ii) 3,846,154 shares of common stock of the Company for a cash payment of $25 million by the selling stockholder to the Company and (iii) warrants to purchase 526,834 shares of common stock of the Company for additional consideration. The selling stockholder has held all of the Securities since December 2009.
Jeffrey T. Stevenson and Scott J. Troeller, both directors of the Company, are both partners of VSS. Funds managed by VSS own a majority of the equity interests in the Company. CLI had, and the Company also has, various business relationships with VSS as disclosed in the Company’s filings with the Commission.
The selling stockholder is not a registered broker/ dealer and is not in the business of underwriting securities. The selling stockholder purchased or acquired its interest in the Company for investment purposes and not with a view to distribution. The selling stockholder is an affiliate of VSS. VSS, which was founded in 1987, is a private equity and structured capital fund management company dedicated to investing in the information, education, media and marketing services industries in North America and Europe. VSS provides both equity and debt capital for buyouts, recapitalizations, growth financings and strategic acquisitions to middle market companies and management teams with a goal to build companies both organically and through a focused add-on acquisition program. Over the past 20 years, VSS has managed funds with capital committed exceeding $2.8 billion.
Although the selling stockholder is an affiliate of the Company and is registering a large percentage of shares of common stock, we do not believe that this alone should result in the conclusion that the secondary offering by the selling stockholder is really a primary offering by the Company and that the selling stockholder is actually an underwriter selling under the Registration Statement on behalf of the Company. The selling stockholder has not sold, at any time, any shares of the common stock of the Company. The selling stockholder is not acting as a conduit for the Company. Indeed, this resale registration is not part of any plan of financing. The Company completed a senior secured high yield debt financing in February 2011, and refinanced its senior secured revolving credit facility at the time, as well. Accordingly, the Company is not presently in need of additional sources of capital.

The selling stockholder made a fundamental decision to invest in the Company and has borne the full risk of loss of its ownership interest in the Company since such interests were acquired. Finally, we note that the Registration Statement is a “shelf” registration statement under Rule 415 of the Act that would permit sales in multiple offerings over a three-year period by the selling stockholder. Question 216.14 of the Commission’s Compliance and Disclosure Interpretations, provides:
“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. See Question 116.15. [Feb. 27, 2009]”
Based on the above analysis, under all the circumstances, we do not believe that the selling stockholder is acting as a conduit for the Company, and we do not believe that the selling stockholder is, nor should it be deemed to be, a statutory underwriter in respect to the offering under the Registration Statement. As a result, we believe that the proposed offering by the selling stockholder is properly regarded as a secondary offering. This conclusion is consistent with the Commission’s published guidance on this question, including the Commission’s Compliance and Disclosure Interpretation 612.09.
* * * * *
As requested in the Comment Letter, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Steven M. Skolnick (at 973-597-2476) or Steven E. Siesser, Esq. (at 212-204-8688) of this office.
Very truly yours,
/s/ LOWENSTEIN SANDLER PC

cc:	Company Mr. Ronald Klausner Mr. Todd Buchardt